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                                                              Exhibit (a)(5)(vi)

FOR IMMEDIATE RELEASE                          CONTACT:      Fred MacFarlane
                                                             Sitrick And Company
                                                               (310) 788-2850


           INVESTOR GROUP SUCCESSFULLY COMPLETES CASH TENDER OFFER;
                     ACQUIRES 96% OF SUNRISE MEDICAL INC.

New York, NY - December 6, 2000--An investor group that includes Vestar Capital Partners IV, L.P., Park Avenue Equity Partners, L.P. and senior managers of Sunrise Medical Inc. announced today that it has completed its cash tender offer for all outstanding shares of common stock of Sunrise Medical Inc. at $10.00 per share in cash. The offer expired, as scheduled, at 5:00 P.M., New York City time, on Wednesday, December 6, 2000.

            The investor group, through V.S.M. Acquisition Corp., has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the offer. Based on information provided by The Bank of New York, as depositary, 21,519,946 shares of the common stock of Sunrise Medical (approximately 96.2% of the 22,359,218 shares outstanding) have been validly tendered (including approximately 244,277 shares subject to guarantee of delivery).

            Sunrise Medical will be merged with V.S.M. Acquisition Corp. and any Sunrise Medical shares not previously purchased in the tender offer will be converted into the right to receive $10.00 in cash, net to the seller, without interest. The completion of the merger is expected to occur later this month. Because more than 90% of the outstanding shares have been tendered and accepted for payment, there will be no subsequent offering period.

            Sunrise Medical's common stock is traded on the New York Stock Exchange (Ticker Symbol: SMD). More information about Sunrise Medical is available at HTTP://WWW.SUNRISEMEDICAL.COM.